SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a).

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CACHE, INC.
(Name of Issuer)

Common Stock, Par Value $.01
(Title of Class of Securities)

127150308
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
667 MADISON AVENUE, 25TH FLOOR
NEW YORK, NEW YORK 10065
(212) 752-7345

(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

March 12, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 7 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 127150308	Schedule 13D	Page 2 of 7

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,619,429(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,203,749(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,749(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) MFP Partners, L.P. (“MFP”) beneficially owns 2,203,749 shares of common stock of Cache, Inc., par value $.01 per share (the “Common Stock”), representing approximately 16.5% of the outstanding shares of Common Stock.  On February 5, 2013, MFP entered into an Investment Agreement (the “Investment Agreement”) with Cache, Inc., Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”) and Jay Margolis, an individual resident of the State of New York (“Margolis”) and a Voting Agreement with Cache, Inc. and Mill Road.  Subject to the closing of the transactions contemplated by the Investment Agreement, including the Rights Offering (defined in Item 4), MFP will be required to purchase approximately 798,546 additional shares of Common Stock in respect of its pro rata portion of the Rights Offering and may be required to purchase additional shares of Common Stock to the extent that other shareholders do not participate in the Rights Offering.  Due to their respective relationships with each other, each of the Reporting Persons (as defined below) may be deemed to share voting and dispositive power with respect to the 2,203,749 shares of Common Stock reported herein.

Mill Road beneficially owns 415,680 shares of Common Stock, representing approximately 3.1% of the outstanding shares of Common Stock.  Due to the Investment Agreement and the Voting Agreement, MFP and Mill Road may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each of MFP and Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.

CUSIP NO. 127150308	Schedule 13D	Page 3 of 7

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,619,429(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,203,749(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,749(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) MFP Partners, L.P. (“MFP”) beneficially owns 2,203,749 shares of common stock of Cache, Inc., par value $.01 per share (the “Common Stock”), representing approximately 16.5% of the outstanding shares of Common Stock.  On February 5, 2013, MFP entered into an Investment Agreement (the “Investment Agreement”) with Cache, Inc., Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”) and Jay Margolis, an individual resident of the State of New York (“Margolis”) and a Voting Agreement with Cache, Inc. and Mill Road.  Subject to the closing of the transactions contemplated by the Investment Agreement, including the Rights Offering (defined in Item 4), MFP will be required to purchase approximately 798,546 additional shares of Common Stock in respect of its pro rata portion of the Rights Offering and may be required to purchase additional shares of Common Stock to the extent that other shareholders do not participate in the Rights Offering.  Due to their respective relationships with each other, each of the Reporting Persons (as defined below) may be deemed to share voting and dispositive power with respect to the 2,203,749 shares of Common Stock reported herein.

Mill Road beneficially owns 415,680 shares of Common Stock, representing approximately 3.1% of the outstanding shares of Common Stock.  Due to the Investment Agreement and the Voting Agreement, MFP and Mill Road may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each of MFP and Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.

CUSIP NO. 127150308	Schedule 13D	Page 4 of 7

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		2,619,429(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
2,203,749(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,203,749(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.5%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. Michael F. Price is the managing partner of MFP Partners, L.P. and the managing member and controlling person of MFP Investors LLC.

(2) MFP Partners, L.P. (“MFP”) beneficially owns 2,203,749 shares of common stock of Cache, Inc., par value $.01 per share (the “Common Stock”), representing approximately 16.5% of the outstanding shares of Common Stock.  On February 5, 2013, MFP entered into an Investment Agreement (the “Investment Agreement”) with Cache, Inc., Mill Road Capital, L.P., a Delaware limited partnership (“Mill Road”) and Jay Margolis, an individual resident of the State of New York (“Margolis”) and a Voting Agreement with Cache, Inc. and Mill Road.  Subject to the closing of the transactions contemplated by the Investment Agreement, including the Rights Offering (defined in Item 4), MFP will be required to purchase approximately 798,546 additional shares of Common Stock in respect of its pro rata portion of the Rights Offering and may be required to purchase additional shares of Common Stock to the extent that other shareholders do not participate in the Rights Offering.  Due to their respective relationships with each other, each of the Reporting Persons (as defined below) may be deemed to share voting and dispositive power with respect to the 2,203,749 shares of Common Stock reported herein.

Mill Road beneficially owns 415,680 shares of Common Stock, representing approximately 3.1% of the outstanding shares of Common Stock.  Due to the Investment Agreement and the Voting Agreement, MFP and Mill Road may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each of MFP and Mill Road.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by Mill Road.

CUSIP NO. 127150308	Schedule 13D	Page 5 of 7

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on February 5, 2013 (the “Original Schedule 13D”).  The Original Schedule 13D and this Amendment No. 1 are collectively referred to herein as the “Schedule 13D”.

This Amendment No. 1 relates to the common stock, par value $0.01 per share (the “Common Stock”), of Cache, Inc., a Florida corporation, owned by the Reporting Persons.  Except as specifically amended by this Amendment No. 1, items in the Schedule 13D are unchanged.

Information in this Amendment No. 1 with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following as the fourth paragraph of Item 4:

“On March 12, 2013, the Issuer and the Investors amended the Investment Agreement by entering into Amendment No. 1 to Investment Agreement (the “IA Amendment”), to, among other things, include in the number of issued and outstanding Shares certain shares of restricted Common Stock and clarify that the ratio of the number of Rights to be distributed per Share in the Rights Offering shall be determined by dividing the maximum number of Shares issuable in the Rights Offering by the number of Shares of issued and outstanding Common Stock as of the record date of the Rights Offering.  As a result, this ratio is expected to be approximately 0.362 instead of 0.374.  The foregoing description of the material terms of the IA Amendment is not intended to be complete and is qualified in its entirety by reference to the full text of the IA Amendment, attached hereto as Exhibit 4 and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety with the following:

“(a)    MFP beneficially owns 2,203,749 shares of Common Stock, representing approximately 16.5% of the outstanding Shares of Common Stock.  Subject to the closing of the transactions contemplated by the Investment Agreement (as amended by the IA Amendment), including the Rights Offering, MFP will be required to purchase approximately 798,546 Shares of Common Stock and may be required to purchase additional Shares of Common Stock to the extent that other shareholders do not participate in the Rights Offering.  Further, as a result of the provisions of the Investment Agreement (as amended by the IA Amendment) and the Voting Agreement, MFP and Mill Road may each be deemed to share voting power with each other with respect to the Shares then beneficially owned by such Investors.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of the Shares of Common Stock beneficially owned by Mill Road.  Further detail of the Investment Agreement and the Voting Agreement is provided under Item 4 of this Statement.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented by adding the following sentence prior to the last sentence thereof:

“No Reporting Person effected any transaction in the Shares of Common Stock since February 5, 2013 (the day of the initial filing of the Original Schedule 13D).”

Item 7. Material To Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 4
Amendment No. 1 to Investment Agreement, dated as of March 12, 2013, by and among Cache, Inc., MFP Partners, L.P., Mill Road Capital, L.P. and Jay Margolis (incorporated by reference to Exhibit 10.15 attached to the annual report on Form 10-K filed by Cache, Inc. on March 12, 2013)

CUSIP NO. 127150308	Schedule 13D	Page 6 of 7

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   March 12, 2013

MFP Partners, L.P.,
by its General Partner,
MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

/s/ Michael F. Price
Signature

Name:	Michael F. Price
Title:	Managing Member

MICHAEL F. PRICE

/s/ Michael F. Price
Signature

Name:	Michael F. Price

CUSIP NO. 127150308	Schedule 13D	Page 7 of 7

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of February 5, 2013, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2	Investment Agreement, dated as of February 5, 2013, by and among Cache, Inc., MFP Partners, L.P., Mill Road Capital, L.P. and Jay Margolis*

Exhibit 3	Voting Agreement, dated as of February 5, 2013, by and among Cache, Inc., MFP Partners, L.P. and Mill Road Capital, L.P.*

Exhibit 4
Amendment No. 1 to Investment Agreement, dated as of March 12, 2013, by and among Cache, Inc., MFP Partners, L.P., Mill Road Capital, L.P. and Jay Margolis (incorporated by reference to Exhibit 10.15 attached to the annual report on Form 10-K filed by Cache, Inc. on March 12, 2013)

* Filed previously